UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

September 26, 2023

Shell plc (the "Company") has been notified that following the payment of the interim dividend on September 18, 2023 in respect of the second quarter of 2023, the following Persons Discharging Managerial Responsibilities ("PDMRs") acquired dividend shares in respect of shares previously delivered to them under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account. Further information can be found in the Shell plc Annual Report and Form 20-F for the year ended December 31, 2022 (www.shell.com/annualreport).

PDMR	Date Acquired	Share Type	Number of dividend shares acquired	Purchase price per Share
Wael Sawan	21 September 2023	SHELL (AMS)	2,070.82	EUR 30.47
Wael Sawan	21 September 2023	SHEL (LSE)	72.99	GBP 26.07
Sinead Gorman	21 September 2023	SHEL (LSE)	490.21	GBP 26.07
Robertus Mooldijk	21 September 2023	SHELL (AMS)	536.04	EUR 30.47
Ronan Cassidy	21 September 2023	SHEL (LSE)	1,450.73	GBP 26.07
Philippa Bounds	21 September 2023	SHELL (AMS)	0.01	EUR 30.47
Philippa Bounds	21 September 2023	SHEL (LSE)	129.82	GBP 26.07
Huibert Vigeveno	21 September 2023	SHELL (AMS)	1,044.34	EUR 30.47
Zoe Yujnovich	21 September 2023	SHELL (AMS)	1,136.66	EUR 30.47

The Notification of Dealing Form for each PDMR can be found below.

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Wael
Last Name(s)	Sawan
2. Reason for the notification
Position/status	Chief Executive Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	30.47
Volume	2,070.82
Total	63,097.89
Aggregated information Volume Price Total	2,070.82 30.47 63,097.89
Date of transaction	21/09/2023
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Wael
Last Name(s)	Sawan
2. Reason for the notification
Position/status	Chief Executive Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	GBP
Price	26.07
Volume	72.99
Total	1,902.85
Aggregated information Volume Price Total	72.99 26.07 1,902.85
Date of transaction	21/09/2023
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Sinead
Last Name(s)	Gorman
2. Reason for the notification
Position/status	Chief Financial Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	GBP
Price	26.07
Volume	490.21
Total	12,779.77
Aggregated information Volume Price Total	490.21 26.07 12,779.77
Date of transaction	21/09/2023
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Robertus
Last Name(s)	Mooldijk
2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	30.47
Volume	536.04
Total	16,333.14
Aggregated information Volume Price Total	536.04 30.47 16,333.14
Date of transaction	21/09/2023
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ronan
Last Name(s)	Cassidy
2. Reason for the notification
Position/status	Chief Human Resources & Corporate Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	GBP
Price	26.07
Volume	1,450.73
Total	37,820.53
Aggregated information Volume Price Total	1,450.73 26.07 37,820.53
Date of transaction	21/09/2023
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Philippa
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Legal Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	30.47
Volume	0.01
Total	0.30
Aggregated information Volume Price Total	0.01 30.47 0.30
Date of transaction	21/09/2023
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Philippa
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Legal Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	GBP
Price	26.07
Volume	129.82
Total	3,384.41
Aggregated information Volume Price Total	129.82 26.07 3,384.41
Date of transaction	21/09/2023
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Huibert
Last Name(s)	Vigeveno
2. Reason for the notification
Position/status	Downstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	30.47
Volume	1,044.34
Total	31,821.04
Aggregated information Volume Price Total	1,044.34 30.47 31,821.04
Date of transaction	21/09/2023
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Zoe
Last Name(s)	Yujnovich
2. Reason for the notification
Position/status	Upstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	30.47
Volume	1,136.66
Total	34,634.03
Aggregated information Volume Price Total	1,136.66 30.47 34,634.03
Date of transaction	21/09/2023
Place of transaction	Amsterdam

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: September 28, 2023	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary